WHITE MOUNTAIN TITANIUM CORPORATION
                   Suite 2150 - 1188 West Georgia Street
                              Vancouver, B.C.
                              Canada  V6E 4A2
                               (604) 408-2333


                              August 14, 2006


Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

     Re:  White Mountain Titanium Corporation
          Registration Statement on Form SB-2
          File No. 333-129347
          Request for Effectiveness

Dear Ms. Jacobs:

     Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), White Mountain Titanium Corporation (the "Company") hereby requests that the registration statement of the Company on Form SB-2 (Commission File No. 333-129347) be granted an effective date of August 14, 2006, 5:00 p.m. EST, or as soon thereafter as possible. This request for acceleration will acknowledge that the Company is aware of its obligations under the Act. The Company further acknowledges that:
       * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
       * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
       * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     There is no managing or principal underwriter for this offering, and therefore the Company is not able to be joined in this request by either a managing or principal underwriter. Because the offering does not provide for compensation to underwriters or other broker-dealers which would require the review of the National Association of Securities Dealers, Inc. (the "NASD"), the registration statement has not been reviewed by the NASD.

     We appreciate your assistance in this matter. Please feel free to contact us if further information is required.

                                        Sincerely,

                                        /s/ Michael P. Kurtanjek
                                        Michael P. Kurtanjek, President